Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com
August 9, 2018
VIA EDGAR
Ashley Vroman-Lee, Esq., Senior Counsel
Megan Miller, Senior Accountant
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OFS Credit Company, Inc.
Pre-Effective Amendment No. 3 to the Registration Statement on
Form N-2, Filed on June 28, 2018
(File Nos. 333-220794 and 811-23299)
Dear Ms. Vroman-Lee and Ms. Miller:
On behalf of OFS Credit Company, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on July 3, 2018 regarding pre-effective amendment no.3 to the Fund’s registration statement on Form N-2 (File Nos. 333-220794 and 811-23299) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in italics followed by the Fund’s responses.

Accounting Comments:

1.    Please explain in correspondence the difference between the estimated $500,000 in organizational and offering costs that OFS Capital Management, LLC will pay versus the $256,000 of organizational and offering costs incurred through June 22, 2018 that is referenced in the notes to financial statements.

Response: The Fund advises the Staff that the $500,000 reflects an estimate for the organizational and offering costs that will be incurred for the entire transaction, while the $265,000 reflects actual organizational and offering costs incurred through June 22, 2018 (the date of the audited financial statements).

2.    Please provide supplementally the back-up excel file used to calculate the Example under the Fees and Expenses table.

Response: The Fund confirms to the Staff that it has provided supplementally the back-up excel file to the Staff.

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Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

August 9, 2018

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

cc:    Tod Reichert, OFS Capital Management, LLC
Vlad M. Bulkin, Eversheds Sutherland (US) LLP

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.